DC

No Act

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



February 9, 2006



Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/9/2006

Re: Pfizer Inc.
Incoming letter dated December 16, 2005

Dear Ms. Foran:

This is in response to your letters dated December 16, 2005 and January 24, 2006 concerning the shareholder proposal submitted to Pfizer by the Teamsters General Fund. We also have received a letter from the proponent dated January 11, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, D.C. 20001

78603

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853



**Margaret M. Foran**
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

December 16, 2005

***VIA HAND DELIVERY***
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of the Teamsters General Fund*
*Securities Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. ("Pfizer") intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and a statement in support thereof received from the Teamster General Fund (the "Proponent").

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing them of Pfizer's intention to omit the Proposal from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Pfizer files its definitive 2006 Proxy Materials with the Commission. Pfizer hereby agrees to promptly forward to the Proponent any response from the staff of the Division of Corporation Finance (the "Staff") to this no-action request that the Staff transmits by facsimile to Pfizer only.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. Pfizer hereby respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(10), because Pfizer has substantially implemented the Proposal.

## THE PROPOSAL

The Proposal requests that Pfizer provide a report, updated semi-annually, disclosing: (1) Pfizer's "[p]olicies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds"; and (2) all "[m]onetary and non-monetary contributions and expenditures [by Pfizer] not deductible under section 162 (e)(1)(B) of the Internal Revenue Code." The Proposal further requests that the report include: (A) an "accounting of the Company's funds that are used for political contributions or expenditures"; (B) "[i]dentification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure"; and (C) the "internal guidelines or policies, if any, governing the Company's political contributions and expenditures." The Proposal also requests that the report be posted on the Internet and presented to "the board of directors' audit committee or other relevant oversight committee."

## ANALYSIS

**The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because Pfizer Has Substantially Implemented The Proposal.**

**A. Background**

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Release No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Release No. 20091, at Section II.E.5. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed this position. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not "fully effected."

The Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has implemented the *essential objective* of the proposal, even where the manner by which a company implements a proposal does not precisely correspond to the actions sought by a shareholder proponent. *See* the 1983 Release; *AMR Corporation* (avail. Apr. 17, 2000); *Masco Corporation* (avail. Mar. 29, 1999); *Erie Indemnity Company* (avail. Mar. 15, 1999).

**B. Pfizer's Policy**

Pfizer has adopted a policy (the "Pfizer Policy") that we believe substantially implements the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal may be properly omitted from the 2006 Proxy Materials.

The Pfizer Policy in its entirety is attached to this letter as Exhibit B and is available on Pfizer's website. An excerpt of the Pfizer Policy, as it relates to reports of corporate political activity, appears below:

> **Semi-annual report to shareholders**
>
> All federal and state contributions and expenditures made by the company shall be disclosed semi-annually on the Pfizer Inc. website. For the purpose of this paragraph, the words "contributions" and "expenditures" shall include direct and indirect monetary contributions to candidates, as defined by 26 U.S.C. § 162(e)(1)(B), and contributions to political committees, ballot measures and political parties.
>
> This report shall also include company policies and procedures related to political contributions and expenditures.
>
> Prior to publication, the report shall be presented to the Board of Directors.

The Pfizer Policy also prohibits the use of Pfizer resources in connection with any federal election and requires Corporate Affairs and the Legal Division to approve all contributions and expenditures in connection with state and local elections.

Furthermore, Pfizer has for several years publicly disclosed information on its political contributions; Pfizer's reports on its political activities from previous years are available on the Internet at http://www.pfizer.com/pfizer/are/mn_investors_corporate _pac.jsp. These reports detail the recipient and amount of each contribution made by Pfizer's Political Action Committee and all corporate contributions made in state and local elections.

**C. Analysis**

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Bristol-Myers Squibb Co.* (avail. Feb. 18, 2005) (permitting exclusion of a proposal requiring disclosure of the company's political contributions where the board of directors had adopted a resolution calling for disclosure substantially similar to that prescribed by the Proposal); *Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting that Intel's board submit to a shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy that excepted certain awards from the policy); *The Gap, Inc.* (avail. Mar. 16, 2001) (permitting the exclusion of a proposal that requested a report on the child labor practices of the company's vendors because the company had already established a code of vendor conduct, monitored vendor compliance and published the related information); *Nordstrom, Inc.* (avail. Feb. 8, 1995) (concurring that a proposal requesting a report to shareholders on Nordstrom's relationship with suppliers and a commitment to regular inspections was substantially implemented by existing company guidelines and a press release, even though the guidelines did not commit the company to conduct regular or random inspections to ensure compliance).

As noted above, the Proposal requests a semi-annual report on Pfizer's political activities. The Pfizer Policy substantially implements the Proposal's request because both the Proposal and Pfizer Policy provide that: (1) semi-annual reports shall be made available on Pfizer's website; (2) Pfizer's policies with respect to political contributions and expenditures shall be disclosed in such reports; (3) the amount and recipient of each corporate contribution and expenditure shall be identified in such reports; and (4) the reports shall be presented to the Board of Directors prior to publication. Please see the chart attached as Exhibit C for a comparison of the Proposal with the Pfizer Policy. Whereas the Proposal would require that the reports be presented to the Audit Committee, Pfizer presently intends to submit the reports to the full Board of Directors. Pfizer believes that good corporate governance requires careful supervision of corporate political involvement and that the full Board of Directors should consider such information.

Thus, pursuant to the Pfizer Policy, Pfizer provides investors with the same information as the report requested in the Proposal. The Proposal requires disclosure of all contributions "not deductible under section 162 (e)(1)(B)," which makes nondeductible those contributions made "in connection with . . . participation in, or intervention in, any political campaign on behalf of (or in opposition to) any candidate for public office." 26 U.S.C. Section 162(e)(1)(B). The Pfizer Policy requires disclosure of any "contributions to candidates, as defined by 26 U.S.C. Section 162(e)(1)(B)," a formulation that yields precisely the same information as the Proposal. In addition, both the Proposal and the Pfizer Policy require disclosure of direct and indirect contributions. The Proposal encompasses indirect contributions by requiring disclosure of "any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution that if made directly by the company would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code." The Pfizer Policy encompasses indirect contributions by defining "contributions" and "expenditures" to "include direct and indirect monetary contributions to candidates."

The Pfizer Policy requires reporting of contributions to all those organizations to which the Proposal specifically refers—political candidates' campaigns, political parties, political committees, and entities organized under 26 U.S.C. Sec. 527 of the Internal Revenue Code. Although the Pfizer Policy does not specifically refer to "political organizations" established under 26 U.S.C. Sec. 527, they are included within the term "political committees" as any group that accepts political contributions or makes political expenditures to influence federal, state or local elections falls under section 527 of the Internal Revenue Code. *See* 26 U.S.C. Sec. 527(e)(1). The Pfizer Policy just uses the more common term "political committee." Furthermore, the Pfizer Policy exceeds the requirements of the Proposal by requiring reporting of contributions made in support of, or opposition to, ballot measures.

Additionally, both the Proposal and the reports Pfizer currently issues, which are to be provided on a semi-annual basis pursuant to the Pfizer Policy, identify those "who participated" in decision-making respecting political contributions. Pfizer does this by identifying those employees serving on its Political Action Committee Steering Committee and Political Contributions Policy Committee. Those committees are responsible for setting corporate policy regarding political contributions and approving corporate contributions in state elections. (Corporate contributions in federal elections are banned.) Additionally, to promote compliance with all applicable laws and corporate policies, the Pfizer Policy provides that Corporate Affairs and the Legal Division must approve all political contributions. Thus the reports described in the Pfizer Policy compare favorably to those requested in the Proposal in that they will identify those involved in both allocating political contributions and monitoring that allocation.

The Pfizer Policy provides that relevant reports provide investors with substantially the same information, in the same manner, as that requested by the Proposal. In this regard, just like the proposal and report at issue in *Bristol-Myers Squibb Co.* (avail. Feb. 18, 2005), the essential objectives of the Proposal are clearly achieved under the Pfizer Policy. Thus, the Proposal is excludable under Rule 14a-8(i)(10) because Pfizer has substantially implemented it.

## CONCLUSION

Based upon the foregoing analysis, Pfizer respectfully requests that the Staff of the Commission concur that it will take no action if Pfizer excludes the Proposal from its 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /EAI

Margaret M. Foran

cc: C. Thomas Keegel, Teamsters General Fund

**Exhibit A**

# INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

October 21, 2005

OCT 21 2005

**BY FAX: 212-573-1853**
**BY UPS NEXT DAY**

Ms. Margaret M. Foran
Corporate Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017

Dear Ms. Foran:

I hereby submit the following resolution on behalf of the Teamster General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2006 Annual Meeting.

The Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or Airborne, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to the Teamsters Corporate Governance Advisor, Jennifer O'Dell, at (202) 624-8981.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jo
Enclosures

**Resolved**, that the shareholders of Pfizer ("Pfizer" or "the Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

    a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;

    b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and,

    c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

This report shall be presented to the board of directors' audit committee or other relevant oversight committee, and posted on the Company's website to reduce costs to shareholders.

**Supporting Statement:**

As long-term shareholders of Pfizer, we support policies that apply transparency and accountability to corporate spending on political activities. Such disclosure is consistent with public policy and in the best interest of the Company's shareholders.

Company executives exercise wide discretion over the use of corporate resources for political activities. These decisions involve political contributions with corporate funds, called "soft money." They also involve payments to trade associations and other tax-exempt groups used for political activities that media accounts call the "new soft money." Most of these expenditures are not publicly disclosed. In 2003-04, the last fully reported election cycle; our Company contributed at least $1,052,681 in soft money contributions. (Center for Public Integrity, Silent Partners: http://www.publicintegrity.org/527/db.aspx?act=main). However, its payments to trade associations used for political activities are undisclosed and unknown. Our proposal asks the Company to disclose its political contributions and payments to tax-exempt organizations including trade associations.

The Bi-Partisan Campaign Reform Act of 2002 allows companies to contribute to independent political committees, also known as 527s, and to give to tax-exempt organizations that make political expenditures and contributions.

Absent a system of accountability, corporate executives will be free to use company assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. Relying on publicly available data does not provide a complete picture of the Company's political expenditures. The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support **FOR** this critical governance reform.

# Amalgamated Bank

America's Labor Bank

October 20, 2005

Ms. Margaret M. Foran
Corporate Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 100

**Re: Pfizer, Inc. - International Brotherhood of Teamsters General Fund**

Dear Ms. Foran:

This letter confirms that the International Brotherhood of Teamsters General Fund currently holds 12,000 shares of Pfizer, Inc. common stock, with a market value as of the date of this letter of $262,800.00. This client of the Amalgamated Bank has held this position in Pfizer, Inc.common stock for more than one year. The fund intends to hold this position for at least one year longer.

The shares are held by The Amalgamated Bank, at the Depository Trust Company in our participant account [redacted], as custodian for the International Brotherhood of Teamsters General Fund.

If you have any questions, please do not hesitate to call me at 212-620-8818.

Sincerely,

Leonard Colasuonno
Vice President

**Exhibit B**

| | CORPORATE PROCEDURE #509 | December 5, 2005 |
|---|---|---|
| SUBJECT: POLITICAL CONTRIBUTIONS BY PFIZER INC. | | Page 1 of 3 |
| APPLIES TO: ALL U.S. GROUPS/DIVISIONS | | |

## SCOPE

Consistent with Corporate Policy #602, this procedure addresses contributions and expenditures from Pfizer Inc. It does not apply to the actions of company-sponsored state or federal political committees (PACs) or contributions to political parties, candidates or committees that support elections outside of the United States.

## BACKGROUND

The Federal Election Campaign Act (FECA) and the Bipartisan Campaign Reform Act (BCRA) were enacted, in part, to limit the influence of corporations in federal political campaigns. These federal laws prohibit corporations from providing money or in-kind contributions to federal candidates, political parties, political committees or any other entity in connection with a federal election.

While some states and local jurisdictions have similar corporate contribution prohibitions, others permit corporations to support state candidates, political parties and committees.

Pfizer has a long-standing policy forbidding the use of corporate contributions in federal elections, and the Company expects all colleagues to comply with the FECA, BCRA and Corporate Policy # 602.

The federal contribution ban applies not only to monetary support. It also covers corporate items and services of any monetary value. For this reason, Pfizer colleagues are prohibited from using corporate resources, including Pfizer corporate funds or in-kind items or services, to support or oppose a federal election. In state and local jurisdictions that permit corporate contributions, colleagues must seek review and approval from Corporate Affairs and the Legal Division prior to committing corporate funds or resources to a state or local candidate, political party or political committee.

Pfizer also recognizes that political contributions are legal in some states and local jurisdictions, subject to limitations, restrictions or public disclosure obligations.

Political contributions are made to support the election of candidates, political parties and committees that support public policies important to the industry, such as innovation and access to medicines. Political contributions may not be given to an official in exchange for an official act or to advance particular business projects.

## PROCEDURE

A. Federal elections: Colleagues may not use any Pfizer resource in connection with a federal election. This includes providing Pfizer monetary support (e.g., seeking expense reimbursement for an individual contribution) or in-kind support, including the use of Pfizer computers, the Pfizer e-mail system, employee lists (web-based telephone lists and hard copies), conference rooms or other Pfizer facilities, stamps, envelopes, letterhead or the Pfizer logo, use of copiers or the internal office mail system.

   Pfizer colleagues may not "bundle" individual contributions from other Pfizer colleagues, then use Pfizer stamps, letterhead, envelopes or administrative support to send such contributions to a federal candidate or committee.

   1. Personnel time: Pfizer colleagues may not spend time during working hours in support of, or in opposition to a federal campaign.

      Managers may not request junior colleagues or colleagues whose work the manager supervises (administrative personnel included) to assist them in campaign fundraising or volunteer efforts. Participation in political activities must be the independent, voluntary decision of each Pfizer colleague.

   2. Inadvertent use: If a Pfizer colleague inadvertently uses corporate resources in connection with a federal campaign, the colleague must contact the Legal Division and provide reimbursement to Pfizer Inc. within five business days. Reimbursement must be equal to the fair market value of the item or service provided to the campaign or committee. The Legal Division in consultation with Corporate Affairs will determine fair market value for reimbursement purposes.

B. State and local elections: Because state and local laws relating to political contributions differ substantially, all corporate contributions or use of corporate resources must be reviewed and approved by Corporate Affairs then the Legal Division in advance.

C. The Legal Division shall be responsible for providing advice and counsel regarding contribution limits, restrictions and reporting obligations. Corporate Affairs shall be responsible for retaining a list of all corporate contributions provided to state or local candidates and committees, including the recipient's name, amount and date of the contribution. The company Treasurer and Corporate Affairs shall be responsible for compliance with campaign finance reporting and public disclosure obligations required by state and local laws.

D. Semi-annual report to shareholders: All federal and state contributions and expenditures made by the company shall be disclosed semi-annually on the Pfizer Inc. website. For the purpose of this paragraph, the words "contributions" and "expenditures" shall include direct and indirect monetary contributions to candidates, as defined by 26 U.S.C. § 162(e)(1)(B), and contributions to political committees, ballot measures and political parties.

This report shall also include company policies and procedures related to political contributions and expenditures.

Prior to publication, the report shall be presented to the Board of Directors.

**Exhibit C**

## COMPARISON BETWEEN PFIZER POLICY AND THE PROPOSAL

| *Reporting Requirements of the Proposal* | *Responsive Language from the Pfizer Policy* |
| --- | --- |
| 1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds. | "This report shall also include company policies and procedures related to political contributions and expenditures." |
| 2. Monetary and non-monetary political contributions and expenditures not deductible under Section 162(e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 U.S.C. Section 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution that if made directly by the corporation would not be deductible under Section 162(e)(1)(B) of the Internal Revenue Code. | "All federal and state contributions and expenditures made by the company shall be disclosed semi-annually on the Pfizer Inc. website. For the purpose of this paragraph, the words 'contributions' and 'expenditures' shall include direct and indirect monetary contributions to candidates, as defined by 26 U.S.C. § 162(e)(1)(B), and contributions to political committees, ballot measures and political parties."<br><br>"Colleagues may not use any Pfizer resource in connection with a federal election. This includes providing Pfizer monetary support . . . or in-kind support." |
| 2(a). An accounting of the Company's funds that are used for political contributions or expenditures as described above. | "All federal and state contributions and expenditures made by the company shall be disclosed semi-annually on the Pfizer Inc. website." |
| 2(b). Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure., | "[A]ll corporate contributions or use of corporate resources [for political contributions] must be reviewed and approved by Corporate Affairs then the Legal Division in advance."<br><br>[Also see Pfizer's reports, available at: http://www.pfizer.com/pfizer/are/mn_investors_corporate_pac.jsp, for identification of the members of the Political Action Committee Steering Committee] |

| *Reporting Requirements of the Proposal* | *Responsive Language from the Pfizer Policy* |
|---|---|
| 2(c). The internal guidelines or policies, if any, governing the Company's political contributions and expenditures. | "This report shall also include company policies and procedures related to political contributions and expenditures." |
| 3. This report shall be presented to the board of directors' audit committee or other relevant oversight committee, and posted on the Company's website to reduce costs to shareholders. | "Prior to publication, the report shall be presented to the Board of Directors."<br><br>"[D]isclosed semi-annually on the Pfizer Inc. website." |

# INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org


January 11, 2006

RECEIVED
2006 JAN 13 AM 11:15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Dear Ladies and Gentlemen:

By letter dated December 16, 2005 (the "No-Action Request"), Pfizer Inc. ("Pfizer" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if Pfizer omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamster General Fund (the "Fund") from Pfizer's proxy materials to be sent to shareholders in connection with the 2006 annual meeting of shareholders (the "2006 Annual Meeting").

The Proposal requests that Pfizer report semiannually on Pfizer's policies and procedures on political contributions and expenditures and on certain specific contributions or expenditures made directly or indirectly by Pfizer. The Proposal recommends that the report (the "Report") be presented to the audit committee of Pfizer's Board of Directors or other relevant oversight committee, and that it be posted on the Company's web site.

Pfizer contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(10), arguing that the Company has substantially implemented the Proposal by disclosing certain information regarding the Company's political activity. As discussed more fully below, these measures do not substantially implement the Proposal because they do not deal with trade association political contributions and expenditures funded by member dues. Accordingly, Pfizer's request for relief should be denied.

As a starting point, the burden is on Pfizer to establish that it has a reasonable basis for excluding the Proposal from its 2006 Proxy Materials.[1] As demonstrated by the arguments herein, the grounds upon which the Company bases its arguments for exclusion misstate SEC precedent. Therefore, the Fund's Shareholder Proposal should be included in the 2005 Proxy Materials.

I. <u>How the Actions Requested in the Proposal Differ from Pfizer's Current Policies and Practices</u>

The Proposal asks Pfizer to provide a report on several types of data related to corporate political activity. The Proposal seeks disclosure on Pfizer's policies and procedures on political contributions and expenditures made with corporate funds. The Proposal also asks Pfizer to provide more specific data on monetary and non-monetary contributions and expenditures that are not deductible under section 162(e)(1)(B) of the Internal Revenue Code (the "Code"), including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under section 527 of the Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution which if made directly by Pfizer would not be deductible under section 162(e)(1)(B) of the Code.

Pfizer asserts that it has substantially implemented the Proposal because it discloses its policies and procedures related to corporate political contributions and expenditures, as well as federal and state contributions and expenditures. Pfizer's policy defines "contributions" and "expenditures" to include direct and indirect monetary and non-monetary contributions to candidates (as defined by section 162(e)(1)(B) of the Code), political committees, ballot measures and political parties.

Significantly, however, Pfizer's policy does not require disclosure of contributions or expenditures made by a tax-exempt organization that is

[1] See SEC Staff Legal Bulletin No. 14 (July 13, 2001).

funded by dues or other similar payments by Pfizer. This language in the Proposal is intended to capture political activity engaged in through trade associations. The magnitude of the political activity conducted through the branded pharmaceutical trade association alone reportedly totaled at least $82 million in the 2000 and 2002 election cycles, and published reports indicate that Pfizer has contributed directly to tax exempt organizations that engaged in political campaigning in those elections. Accordingly, Pfizer's failure to deal with such activity in its policy means that it has fallen far short of substantially implementing the Proposal.

## II. Trade Association Political Activities and the Use of Political Front Groups

Over the past several years, the media and organizations that monitor campaign finance have chronicled pharmaceutical companies' increasing reliance on ostensibly grassroots membership organizations to further the companies' political goals. In some cases, pharmaceutical companies fund these groups directly; other times, funding is provided by the branded pharmaceutical industry's trade association, the Pharmaceutical Research and Manufacturers of America or PhRMA, or the U.S. Chamber of Commerce.

The use of these tax-exempt groups, which are organized under section 501(c)(4), (5) or (6) of the Code and which craft issue-oriented political advertising campaigns that do not directly advocate the election of a particular candidate, avoids election law regulation, including disclosure requirements.[2] One campaign finance expert has dubbed these contributions "the new soft money."[3]

A series of articles in The Wall Street Journal described the pharmaceutical industry's indirect spending to influence the outcome of the 2000 federal elections. Fifty million dollars worth of advertisements were run by Citizens for Better Medicare, "a group created by the [drug] industry

[2] E.g., Jim VendeHei and Tom Hamburger, "Drug Firms Underwrite U.S. Chamber's TV Ads," The Wall Street Journal, Oct. 6, 2000, at A24.
[3] Tom Hamburger, "Trade Groups Join Bush on Social Security," Los Angeles Times, Apr. 11, 2005.

to rally opposition" to a government-administered prescription drug plan.[4] Pharmaceutical companies contributed another $10 million to the Chamber of Commerce to pay for similar advertisements by the Chamber in the 2000 election cycle.[5]

A report by campaign finance watchdog organization Public Citizen estimates that PhRMA alone is reported to have contributed as much as $41 million to four groups—United Seniors Association, 60 Plus Association, Seniors Coalition and America 21—that styled themselves as grassroots membership organizations but whose funding came largely from a single donor.[6] An article in the AARP Bulletin characterized three of the four groups as "front groups" that work to advance the pharmaceutical industry's agenda "under the veil of other interests."[7]

PhRMA has acknowledged making "unrestricted educational grants" to two of the organizations and a grant to a third, although it has not confirmed that it is the large donor whose contributions made up over 75% of the groups' combined revenues in 2002. Pfizer itself also reportedly provided financial support to the groups.[8] The groups broadcast advertisements and distributed communications in 39 U.S. Senate and House campaigns in that election cycle.[9]

Pfizer is a member of PhRMA,[10] and its Vice President and General Counsel Jeffrey Kindler serves on the board of the U.S. Chamber of Commerce.[11] Pfizer also reportedly contributed funds in its own right to United Seniors Association.[12] Thus, the extent of contributions to 501(c) non-profit groups that engage in political activity, either directly or through trade associations, is critical to a full understanding of Pfizer's political

---

4 Tom Hamburger & Laurie McGinley, "Drug Lobby Wins Big With Massive Spending Against Medicare Plan--$80 Million in Ads, Donations Help Defeat Industry Foes," The Wall Street Journal, Nov. 9, 2000, at B1. See also VendeHei and Hamburger, supra note 1 (drug industry created "and largely funded" CBM).
5 Hamburger and McGinley, supra note 3.
6 Public Citizen Congress Watch, "Big PhRMA's Stealth PACs: How the Drug Industry Uses 501(c) Non-Profit Groups to Influence Elections," Sept. 2004, at 2-3 (available at www.stealthPACs.org) (hereinafter, "Public Citizen Report").
7 Bill Hogan, "Pulling Strings from Afar," AARP Bulletin, Feb. 2003.
8 Id.
9 Public Citizen Report, supra note 5, at 4.
10 See http://www.phrma.org/whoweare/members/.
11 See http://www.uschamber.com/about/board/all.htm.
12 Hogan, supra note 6.

activity. It is possible that such contributions dwarf those made by the Company through the more traditional channels on which it currently makes disclosure. Pfizer's claim that it has substantially implemented the Proposal and therefore is entitled to exclude it from the proxy statement for the 2006 Annual Meeting should be rejected.

III. Conclusion

Pfizer's arguments for exclusion of the Proponent's shareholder proposal from the 2006 Proxy Materials clearly do not meet the standard for no-action by the Commission.

The SEC's primary mission "is to protect investors and maintain the integrity of the securities markets." The Proponent urges the SEC to protect Pfizer shareholders who support adopting a policy that would disclose the Company's political contributions and by extension, protect all shareholders who take an interest in corporate transparency by denying the Company's request for no-action.

Based on the forgoing analysis the Proponent respectfully requests that the Division take action to enforce inclusion of its proposal in Pfizer's 2005 Proxy Materials. Should the Commission have any questions or need additional information, please direct them to Jennifer O'Dell, IBT Senior Policy Analyst, at (202) 624-8981.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jo

cc: Margaret Foran, Corporate Secretary, Pfizer Inc. (Fax# 212-573-1853)

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Pfizer

**Margaret M. Foran**
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary



January 24, 2006

***VIA HAND DELIVERY***
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Supplemental Letter Regarding Shareholder Proposal of the Teamster General Fund*
*Securities Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

On December 16, 2005, Pfizer Inc. ("Pfizer") submitted a letter notifying the staff of the Division of Corporation Finance (the "Staff") that Pfizer intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and a statement in support thereof received from the Teamster General Fund (the "Proponent"). Pfizer's letter (the "Company Letter"), a copy of which is attached hereto as Exhibit A, indicated Pfizer's belief that the Proposal may be excluded under Rule 14a-8(i)(10) because Pfizer has adopted a policy (the "Policy") that substantially implements the Proposal. We write supplementally to respond to correspondence dated January 11, 2006 from the Proponent regarding the Company Letter (the "Response").

The Response asserts that the Policy incompletely implements the Proposal because it does not deal with trade association political contributions and expenditures funded by member dues. We respectfully disagree, as the Policy requires the same disclosure as the Proposal. Pfizer generally does not earmark payments to trade associations for political purposes. In those isolated instances in which it does, Pfizer discloses those payments as political contributions, as the Policy requires. For example, Pfizer contributed to the Pharmaceutical Research and Manufacturers of America California Initiative Fund in 2005, and Pfizer will disclose that contribution on its website in its next report under the Policy, on or about March 31, 2006. Thus, payments that Pfizer makes to trade associations specifically for political purposes will be reported under the Policy.

Moreover, the dues that Pfizer pays to trade associations are not political contributions for purposes of the Proposal. The Proposal requires disclosure only of non-deductible campaign contributions as defined in Section 162(e)(1)(B) of the Internal Revenue Code (the "Code"). Section 162 of the Code specifically classifies those payments that are, and are not, deductible business expenses of corporations. The Code classifies corporate payments to 501(c) organizations, such as trade associations, as either deductible or non-deductible based on the purpose of the payment. Therefore, the defining characteristic of each expense—e.g., charitable gifts, political contributions, or business expenses—is the intent of the corporation in making the payment. By definition, campaign contributions are intended to influence an election. In contrast, dues payments are general purpose payments spent at the discretion of the trade association. Thus, they are not political contributions made non-deductible by Section 162(e)(1)(B). Because the Proposal requires disclosure only of those "[m]onetary and non-monetary contributions and expenditures not deductible under section 162 (e)(1)(B) of the Code," it does not include dues payments to trade associations. Similarly, the Policy requires disclosure of all "direct and indirect monetary contributions to candidates, as defined by 26 U.S.C. § 162(e)(1)(B)," and it therefore requires the same disclosure as the Proposal.

Accordingly, the Policy substantially implements the Proposal, and the Proposal may thus be excluded under Rule 14a-8(i)(10).

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this supplemental letter and its attachment. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachments are being mailed on this date to the Proponent. Pfizer hereby agrees to promptly forward to the Proponent any Staff response to this correspondence that the Staff transmits by facsimile to Pfizer only. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /Ag

Margaret M. Foran

Enclosures
cc: C. Thomas Keegel, Teamster General Fund

**Exhibit A**

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

**Margaret M. Foran**
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

December 16, 2005



***VIA HAND DELIVERY***
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of the Teamsters General Fund*
*Securities Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. ("Pfizer") intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and a statement in support thereof received from the Teamster General Fund (the "Proponent").

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing them of Pfizer's intention to omit the Proposal from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Pfizer files its definitive 2006 Proxy Materials with the Commission. Pfizer hereby agrees to promptly forward to the Proponent any response from the staff of the Division of Corporation Finance (the "Staff") to this no-action request that the Staff transmits by facsimile to Pfizer only.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as <u>Exhibit A</u>. Pfizer hereby respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(10), because Pfizer has substantially implemented the Proposal.

## THE PROPOSAL

The Proposal requests that Pfizer provide a report, updated semi-annually, disclosing: (1) Pfizer's "[p]olicies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds"; and (2) all "[m]onetary and non-monetary contributions and expenditures [by Pfizer] not deductible under section 162 (e)(1)(B) of the Internal Revenue Code." The Proposal further requests that the report include: (A) an "accounting of the Company's funds that are used for political contributions or expenditures"; (B) "[i]dentification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure"; and (C) the "internal guidelines or policies, if any, governing the Company's political contributions and expenditures." The Proposal also requests that the report be posted on the Internet and presented to "the board of directors' audit committee or other relevant oversight committee."

## ANALYSIS

**The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because Pfizer Has Substantially Implemented The Proposal.**

**A. Background**

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Release No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Release No. 20091, at Section II.E.5. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed this position. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not "fully effected."

The Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has implemented the *essential objective* of the proposal, even where the manner by which a company implements a proposal does not precisely correspond to the actions sought by a shareholder proponent. *See* the 1983 Release; *AMR Corporation* (avail. Apr. 17, 2000); *Masco Corporation* (avail. Mar. 29, 1999); *Erie Indemnity Company* (avail. Mar. 15, 1999).

**B. Pfizer's Policy**

Pfizer has adopted a policy (the "Pfizer Policy") that we believe substantially implements the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal may be properly omitted from the 2006 Proxy Materials.

The Pfizer Policy in its entirety is attached to this letter as Exhibit B and is available on Pfizer's website. An excerpt of the Pfizer Policy, as it relates to reports of corporate political activity, appears below:

> **Semi-annual report to shareholders**
>
> All federal and state contributions and expenditures made by the company shall be disclosed semi-annually on the Pfizer Inc. website. For the purpose of this paragraph, the words "contributions" and "expenditures" shall include direct and indirect monetary contributions to candidates, as defined by 26 U.S.C. § 162(e)(1)(B), and contributions to political committees, ballot measures and political parties.
>
> This report shall also include company policies and procedures related to political contributions and expenditures.
>
> Prior to publication, the report shall be presented to the Board of Directors.

The Pfizer Policy also prohibits the use of Pfizer resources in connection with any federal election and requires Corporate Affairs and the Legal Division to approve all contributions and expenditures in connection with state and local elections.

Furthermore, Pfizer has for several years publicly disclosed information on its political contributions; Pfizer's reports on its political activities from previous years are available on the Internet at http://www.pfizer.com/pfizer/are/mn_investors_corporate _pac.jsp. These reports detail the recipient and amount of each contribution made by Pfizer's Political Action Committee and all corporate contributions made in state and local elections.

**C. Analysis**

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Bristol-Myers Squibb Co.* (avail. Feb. 18, 2005) (permitting exclusion of a proposal requiring disclosure of the company's political contributions where the board of directors had adopted a resolution calling for disclosure substantially similar to that prescribed by the Proposal); *Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting that Intel's board submit to a shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy that excepted certain awards from the policy); *The Gap, Inc.* (avail. Mar. 16, 2001) (permitting the exclusion of a proposal that requested a report on the child labor practices of the company's vendors because the company had already established a code of vendor conduct, monitored vendor compliance and published the related information); *Nordstrom, Inc.* (avail. Feb. 8, 1995) (concurring that a proposal requesting a report to shareholders on Nordstrom's relationship with suppliers and a commitment to regular inspections was substantially implemented by existing company guidelines and a press release, even though the guidelines did not commit the company to conduct regular or random inspections to ensure compliance).

As noted above, the Proposal requests a semi-annual report on Pfizer's political activities. The Pfizer Policy substantially implements the Proposal's request because both the Proposal and Pfizer Policy provide that: (1) semi-annual reports shall be made available on Pfizer's website; (2) Pfizer's policies with respect to political contributions and expenditures shall be disclosed in such reports; (3) the amount and recipient of each corporate contribution and expenditure shall be identified in such reports; and (4) the reports shall be presented to the Board of Directors prior to publication. Please see the chart attached as Exhibit C for a comparison of the Proposal with the Pfizer Policy. Whereas the Proposal would require that the reports be presented to the Audit Committee, Pfizer presently intends to submit the reports to the full Board of Directors. Pfizer believes that good corporate governance requires careful supervision of corporate political involvement and that the full Board of Directors should consider such information.

Thus, pursuant to the Pfizer Policy, Pfizer provides investors with the same information as the report requested in the Proposal. The Proposal requires disclosure of all contributions "not deductible under section 162 (e)(1)(B)," which makes nondeductible those contributions made "in connection with . . . participation in, or intervention in, any political campaign on behalf of (or in opposition to) any candidate for public office." 26 U.S.C. Section 162(e)(1)(B). The Pfizer Policy requires disclosure of any "contributions to candidates, as defined by 26 U.S.C. Section 162(e)(1)(B)," a formulation that yields precisely the same information as the Proposal. In addition, both the Proposal and the Pfizer Policy require disclosure of direct and indirect contributions. The Proposal encompasses indirect contributions by requiring disclosure of "any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution that if made directly by the company would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code." The Pfizer Policy encompasses indirect contributions by defining "contributions" and "expenditures" to "include direct and indirect monetary contributions to candidates."

The Pfizer Policy requires reporting of contributions to all those organizations to which the Proposal specifically refers—political candidates' campaigns, political parties, political committees, and entities organized under 26 U.S.C. Sec. 527 of the Internal Revenue Code. Although the Pfizer Policy does not specifically refer to "political organizations" established under 26 U.S.C. Sec. 527, they are included within the term "political committees" as any group that accepts political contributions or makes political expenditures to influence federal, state or local elections falls under section 527 of the Internal Revenue Code. *See* 26 U.S.C. Sec. 527(e)(1). The Pfizer Policy just uses the more common term "political committee." Furthermore, the Pfizer Policy exceeds the requirements of the Proposal by requiring reporting of contributions made in support of, or opposition to, ballot measures.

Additionally, both the Proposal and the reports Pfizer currently issues, which are to be provided on a semi-annual basis pursuant to the Pfizer Policy, identify those "who participated" in decision-making respecting political contributions. Pfizer does this by identifying those employees serving on its Political Action Committee Steering Committee and Political Contributions Policy Committee. Those committees are responsible for setting corporate policy regarding political contributions and approving corporate contributions in state elections. (Corporate contributions in federal elections are banned.) Additionally, to promote compliance with all applicable laws and corporate policies, the Pfizer Policy provides that Corporate Affairs and the Legal Division must approve all political contributions. Thus the reports described in the Pfizer Policy compare favorably to those requested in the Proposal in that they will identify those involved in both allocating political contributions and monitoring that allocation.

The Pfizer Policy provides that relevant reports provide investors with substantially the same information, in the same manner, as that requested by the Proposal. In this regard, just like the proposal and report at issue in *Bristol-Myers Squibb Co.* (avail. Feb. 18, 2005), the essential objectives of the Proposal are clearly achieved under the Pfizer Policy. Thus, the Proposal is excludable under Rule 14a-8(i)(10) because Pfizer has substantially implemented it.

**CONCLUSION**

Based upon the foregoing analysis, Pfizer respectfully requests that the Staff of the Commission concur that it will take no action if Pfizer excludes the Proposal from its 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /EAI

Margaret M. Foran

cc: C. Thomas Keegel, Teamsters General Fund

**Exhibit A**

# INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

October 21, 2005

OCT 21 2005

**BY FAX: 212-573-1853**
**BY UPS NEXT DAY**

Ms. Margaret M. Foran
Corporate Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017

Dear Ms. Foran:

I hereby submit the following resolution on behalf of the Teamster General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2006 Annual Meeting.

The Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or Airborne, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to the Teamsters Corporate Governance Advisor, Jennifer O'Dell, at (202) 624-8981.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jo
Enclosures

**Resolved**, that the shareholders of Pfizer ("Pfizer" or "the Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

   a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;

   b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and,

   c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

This report shall be presented to the board of directors' audit committee or other relevant oversight committee, and posted on the Company's website to reduce costs to shareholders.

**Supporting Statement:**

As long-term shareholders of Pfizer, we support policies that apply transparency and accountability to corporate spending on political activities. Such disclosure is consistent with public policy and in the best interest of the Company's shareholders.

Company executives exercise wide discretion over the use of corporate resources for political activities. These decisions involve political contributions with corporate funds, called "soft money." They also involve payments to trade associations and other tax-exempt groups used for political activities that media accounts call the "new soft money." Most of these expenditures are not publicly disclosed. In 2003-04, the last fully reported election cycle; our Company contributed at least $1,052,681 in soft money contributions. (Center for Public Integrity, Silent Partners: http://www.publicintegrity.org/527/db.aspx?act=main). However, its payments to trade associations used for political activities are undisclosed and unknown. Our proposal asks the Company to disclose its political contributions and payments to tax-exempt organizations including trade associations.

The Bi-Partisan Campaign Reform Act of 2002 allows companies to contribute to independent political committees, also known as 527s, and to give to tax-exempt organizations that make political expenditures and contributions.

Absent a system of accountability, corporate executives will be free to use company assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. Relying on publicly available data does not provide a complete picture of the Company's political expenditures. The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support **FOR** this critical governance reform.

**Amalgamated Bank**

America's Labor Bank

October 20, 2005

Ms. Margaret M. Foran
Corporate Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 100

**Re: Pfizer, Inc. - International Brotherhood of Teamsters General Fund**

Dear Ms. Foran:

This letter confirms that the International Brotherhood of Teamsters General Fund currently holds 12,000 shares of Pfizer, Inc. common stock, with a market value as of the date of this letter of $262,800.00. This client of the Amalgamated Bank has held this position in Pfizer, Inc.common stock for more than one year. The fund intends to hold this position for at least one year longer.

The shares are held by The Amalgamated Bank, at the Depository Trust Company in our participant account [redacted] as custodian for the International Brotherhood of Teamsters General Fund.

If you have any questions, please do not hesitate to call me at 212-620-8818.

Sincerely,

Leonard Colasuonno
Vice President

**Exhibit B**

| | | |
|---|---|---|
| Pfizer | CORPORATE PROCEDURE #509 | December 5, 2005 |
| SUBJECT: POLITICAL CONTRIBUTIONS BY PFIZER INC. | | Page 1 of 3 |
| APPLIES TO: ALL U.S. GROUPS/DIVISIONS | | |

## SCOPE

Consistent with Corporate Policy #602, this procedure addresses contributions and expenditures from Pfizer Inc. It does not apply to the actions of company-sponsored state or federal political committees (PACs) or contributions to political parties, candidates or committees that support elections outside of the United States.

## BACKGROUND

The Federal Election Campaign Act (FECA) and the Bipartisan Campaign Reform Act (BCRA) were enacted, in part, to limit the influence of corporations in federal political campaigns. These federal laws prohibit corporations from providing money or in-kind contributions to federal candidates, political parties, political committees or any other entity in connection with a federal election.

While some states and local jurisdictions have similar corporate contribution prohibitions, others permit corporations to support state candidates, political parties and committees.

Pfizer has a long-standing policy forbidding the use of corporate contributions in federal elections, and the Company expects all colleagues to comply with the FECA, BCRA and Corporate Policy # 602.

The federal contribution ban applies not only to monetary support. It also covers corporate items and services of any monetary value. For this reason, Pfizer colleagues are prohibited from using corporate resources, including Pfizer corporate funds or in-kind items or services, to support or oppose a federal election. In state and local jurisdictions that permit corporate contributions, colleagues must seek review and approval from Corporate Affairs and the Legal Division prior to committing corporate funds or resources to a state or local candidate, political party or political committee.

Pfizer also recognizes that political contributions are legal in some states and local jurisdictions, subject to limitations, restrictions or public disclosure obligations.

Political contributions are made to support the election of candidates, political parties and committees that support public policies important to the industry, such as innovation and access to medicines. Political contributions may not be given to an official in exchange for an official act or to advance particular business projects.

## PROCEDURE

A. Federal elections: Colleagues may not use any Pfizer resource in connection with a federal election. This includes providing Pfizer monetary support (e.g., seeking expense reimbursement for an individual contribution) or in-kind support, including the use of Pfizer computers, the Pfizer e-mail system, employee lists (web-based telephone lists and hard copies), conference rooms or other Pfizer facilities, stamps, envelopes, letterhead or the Pfizer logo, use of copiers or the internal office mail system.

   Pfizer colleagues may not "bundle" individual contributions from other Pfizer colleagues, then use Pfizer stamps, letterhead, envelopes or administrative support to send such contributions to a federal candidate or committee.

   1. Personnel time: Pfizer colleagues may not spend time during working hours in support of, or in opposition to a federal campaign.

      Managers may not request junior colleagues or colleagues whose work the manager supervises (administrative personnel included) to assist them in campaign fundraising or volunteer efforts. Participation in political activities must be the independent, voluntary decision of each Pfizer colleague.

   2. Inadvertent use: If a Pfizer colleague inadvertently uses corporate resources in connection with a federal campaign, the colleague must contact the Legal Division and provide reimbursement to Pfizer Inc. within five business days. Reimbursement must be equal to the fair market value of the item or service provided to the campaign or committee. The Legal Division in consultation with Corporate Affairs will determine fair market value for reimbursement purposes.

B. State and local elections: Because state and local laws relating to political contributions differ substantially, all corporate contributions or use of corporate resources must be reviewed and approved by Corporate Affairs then the Legal Division in advance.

C. The Legal Division shall be responsible for providing advice and counsel regarding contribution limits, restrictions and reporting obligations. Corporate Affairs shall be responsible for retaining a list of all corporate contributions provided to state or local candidates and committees, including the recipient's name, amount and date of the contribution. The company Treasurer and Corporate Affairs shall be responsible for compliance with campaign finance reporting and public disclosure obligations required by state and local laws.

D. Semi-annual report to shareholders: All federal and state contributions and expenditures made by the company shall be disclosed semi-annually on the Pfizer Inc. website. For the purpose of this paragraph, the words "contributions" and "expenditures" shall include direct and indirect monetary contributions to candidates, as defined by 26 U.S.C. § 162(e)(1)(B), and contributions to political committees, ballot measures and political parties.

This report shall also include company policies and procedures related to political contributions and expenditures.

Prior to publication, the report shall be presented to the Board of Directors.

**Exhibit C**

## COMPARISON BETWEEN PFIZER POLICY AND THE PROPOSAL

| *Reporting Requirements of the Proposal* | *Responsive Language from the Pfizer Policy* |
|---|---|
| 1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds. | "This report shall also include company policies and procedures related to political contributions and expenditures." |
| 2. Monetary and non-monetary political contributions and expenditures not deductible under Section 162(e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 U.S.C. Section 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution that if made directly by the corporation would not be deductible under Section 162(e)(1)(B) of the Internal Revenue Code. | "All federal and state contributions and expenditures made by the company shall be disclosed semi-annually on the Pfizer Inc. website. For the purpose of this paragraph, the words 'contributions' and 'expenditures' shall include direct and indirect monetary contributions to candidates, as defined by 26 U.S.C. § 162(e)(1)(B), and contributions to political committees, ballot measures and political parties."<br><br>"Colleagues may not use any Pfizer resource in connection with a federal election. This includes providing Pfizer monetary support . . . or in-kind support." |
| 2(a). An accounting of the Company's funds that are used for political contributions or expenditures as described above. | "All federal and state contributions and expenditures made by the company shall be disclosed semi-annually on the Pfizer Inc. website." |
| 2(b). Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure., | "[A]ll corporate contributions or use of corporate resources [for political contributions] must be reviewed and approved by Corporate Affairs then the Legal Division in advance."<br><br>[Also see Pfizer's reports, available at: http://www.pfizer.com/pfizer/are/mn_investors_corporate_pac.jsp, for identification of the members of the Political Action Committee Steering Committee] |

| *Reporting Requirements of the Proposal* | *Responsive Language from the Pfizer Policy* |
|---|---|
| 2(c). The internal guidelines or policies, if any, governing the Company's political contributions and expenditures. | "This report shall also include company policies and procedures related to political contributions and expenditures." |
| 3. This report shall be presented to the board of directors' audit committee or other relevant oversight committee, and posted on the Company's website to reduce costs to shareholders. | "Prior to publication, the report shall be presented to the Board of Directors."<br><br>"[D]isclosed semi-annually on the Pfizer Inc. website." |

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 9, 2006

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Pfizer Inc.
Incoming letter dated December 16, 2005

The proposal requests that Pfizer prepare a report, updated semi-annually, disclosing its policies for political contributions and its monetary and non-monetary political contributions, including the portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution that would not be deductible by Pfizer under section 162(e)(1)(B) of the Internal Revenue Code if Pfizer had made the payment directly.

We are unable to concur in your view that Pfizer may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Pfizer may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(10).

Sincerely,

Amanda McManus

Amanda McManus
Attorney-Adviser